January 12, 2009
Via Overnight Mail and EDGAR
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed on February 29, 2008 File No. 001-16493
Dear Ms. Collins:
This responds to your letter dated January 2, 2009 regarding certain items in the above-referenced document filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Form 10-K Filed on February 29, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 47
1.	We note your response to our prior comment 1 and your reference to the disclosures on page 49 where you indicate that approximately 50% of the Company’s cash is held outside of the U.S. and most of this foreign cash cannot be repatriated due to foreign governmental and regulatory controls and/or dividend restrictions or would be subject to additional U.S. or foreign taxes when repatriated. You further indicate management determined that during 2008 it would use approximately $200 million of its cash balances to repurchase its shares on the open market, which is a higher estimate than the prior three year average of stock repurchases. Pursuant to Release 33-8350, which has devoted a separate section specifically to disclosures regarding liquidity and capital resources, companies should include in their liquidity discussion, the existence, and timing of known or reasonably likely cash requirements and a description of expected changes in the mix and relative cost of capital resources. While we note the disclosures referenced in your response, which are included in your results of operations discussion and your financial statement footnotes, the Staff continues to believe that your liquidity and capital resources disclosures should be enhanced in the future to more clearly explain the potential use of funds (i.e., the increase in anticipated stock repurchases) as well as the source of such funds (i.e., repatriation of foreign funds previously considered permanently reinvested). We refer you to Section IV of SEC Release 33-8350.
In response to the Staff’s Comment, the Company will, in future filings, enhance its liquidity and capital resources disclosures to more fully discuss its potential use of funds as well as the geographic source of such funds.
Contractual Obligations, page 50
2.	We note your response to our prior comment 2 where you indicate that the Company has projected that no payments would be made during the next twelve months for any contingent obligation arising from your unrecognized tax benefits. You also indicate that the Company is unable to accurately estimate the timing of such payment and accordingly, you have excluded the unrecognized tax benefits from your contingent obligation table. Please note while management may apply its judgment in determining what items should be included or excluded from the table, if management’s judgment results in items being excluded then the accompanying footnotes should describe the nature of the items excluded and why they are excluded. Please revise your disclosures in future filings to include a discussion of the Company’s contingent obligations arising from your unrecognized tax benefits and the reasons such amounts were excluded from your contractual obligation table.
In response to the Staff’s comment, the Company will, in future filings, enhance its disclosures regarding unrecognized tax benefits excluded from its contractual obligation table.
Please contact the undersigned at (925) 236-5316 if you have any questions regarding any of the Company’s responses.

/s/ Jeffrey Ross
Jeffrey Ross
Senior Vice President and CFO Sybase, Inc.